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    FORM 4                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
                                                   WASHINGTON, D.C.  20549
/ / CHECK THIS BOX IF NO LONGER                                                                   OMB Number:       3235-0287
    SUBJECT TO SECTION 16.  FORM 4       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Expires: September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                     Estimated average burden
    CONTINUE.  SEE INSTRUCTION 1(b).                                                              hours per response......0.5

                   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                 Public Utility Holding Company Act of 1935 or Section 30(I) of the Investment Company Act of 1940

(PRINT OR TYPE RESPONSES)

1.  NAME AND ADDRESS OF REPORTING PERSON*
    Theobald      Stephen          W.
    -------------------------------------
    (Last)        (First)       (Middle)

    1055 Corporate Center Drive
    -------------------------------------
                 (Street)

    Oconomowoc, Wisconsin      53066
    -------------------------------------
    (City)       (State)       (Zip)

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
    Stokely USA, Inc. ("STKY")

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

4.  STATEMENT FOR MONTH/YEAR
    December 1996

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
              (CHECK ALL APPLICABLE)
    _x_ DIRECTOR                     ___ 10% OWNER
    _x_ OFFICER                      ___ OTHER
        (GIVE TITLE BELOW)               (SPECIFY BELOW)
                 PRESIDENT AND CEO
                 -----------------
7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
    _X__ FORM FILED BY ONE REPORTING PERSON
    ____ FORM FILED BY MORE THAN ONE REPORTING PERSON

TABEL I - NON DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.  TITLE OF SECURITY      2. TRANS-     3.  TRANS-          4.  SECURITIES ACQUIRED (A)              5.  AMOUNT OF SECURITIES
    (Instr. 3)                ACTION         ACTION              OR DISPOSED OF (D)                       BENEFICIALLY OWNED AT
                              DATE           CODE                (INSTR. 3 4  AND 5)                      END OF MONTH
                                             (INSTR. 8)
                              (MONTH/       -----------------------------------------------------
                              DAY/                                             (A) OR
                              YEAR)         CODE    V             AMOUNT       (D)         PRICE          (INSTR. 3 AND 4)
------------------------------------------------------------------------------------------------------------------------------------
     Common Stock             12/3/96        P                    5,000           A        $1,81
                                                                                                              168,191

6.  OWNER-                  7.  NATURE OF INDIRECT
    SHIP FORM:                  BENEFICIAL OWNERSHIP
    DIRECT (D)
    OR INDIRECT (I)             (INSTR. 4)
    (INSTR. 4)
------------------------------------------------------------------------------------------------------------------------------------
        D



REMINDER:  REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECURITIES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY.
* IF THE FORM IS FILED BY MORE THAN ONE REPORTING PERSON SEE INSTRUCTION 4(b)(v).                                      (OVER)

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FORM 4 (continued)

  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g. puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Conversion or   3. Transaction  4. Transaction  5. Number of Derivative   6. Date Exer-
   (Instr. 3)                       Exercise Price     Date            Code            Securities Acquired       cisable
                                    of Derivative      (Month/Day      (Instr. 8)      (A) or Disposed of (D)    and Expira-
                                    Security           Year)                           (Instr. 3, 4, and 5)      tion Date
                                                                                                                 (Month/Day/
                                                                       Code   V        (A)           (D)         Year)
                                                                                                                 Date     Expira-
                                                                                                                 Exer-    tion
                                                                                                                 cisable  Date






7. Title and Amount of          8. Price of         9. Number of derivative     10. Ownership Form of     11. Nature of Indirect
   Underlying Securities           Derivative          Securities Beneficially      Derivative Security       Beneficial Ownership
   (Instr. 3 and 4)                Security            Owned at End of Month        Direct (D) or Indirect    (Instr. 4)
                                   (Instr. 5)          (Instr. 4)                   (I)
                                                                                    (Instr. 4)

  Title    Amount or
           Number of
           Shares



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EXPLANATION OF RESPONSES:


/s/ Stephen W. Theobald                        12/3/96
----------------------------------            --------------
**SIGNATURE OF REPORTING PERSON                    DATE

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78 ff (a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                      Page 2
                                                             SEC 1474 (7-96)